OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

David J. Hall
47 Arbour Crest Rise NW
Calgary, Alberta Canada T3G 4L3 Tel: (403) 277-3434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Hall		
(2)	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
(3)	SEC Use Only		
(4)	Source of Funds PF		
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)		☐
(6)	Citizenship or Place of Organization Canada		
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,474,750	
	(8)	Shared Voting Power - 0 -	
	(9)	Sole Dispositive Power 1,474,750	
	(10)	Shared Dispositive Power - 0 -	
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,474,750		
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
(13)	Percent of Class Represented by Amount in Row (11) 5.9%		
(14)	Type of Reporting Person IN		

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)	David J. Hall
(b)	47 Arbour Crest Rise NW, Calgary, Alberta T3G 4L3 CANADA
(c)	I am Director, President, and COO of Argo Energy Ltd., 750 – 330 – 5th Avenue SW, Calgary, Alberta, T2P 0L4
(d)	I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration

274,750 common shares were purchased on the open market. 800,000 common shares were purchased through two private placements with Gold City Industries Ltd.   Share purchase warrants pursuant to the private placements entitled David J. Hall to purchase an additional 800,000 common shares, of which Mr. Hall purchased 400,000 shares and the remaining 400,000 warrants expired.   All shares were purchased with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

Information with respect to David J. Hall:

(a) Aggregate number and percentage of Common Stock owned: See Items (11) and (13) of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items (7), (8), (9), and (10) of the applicable cover page.

(c) Transactions initial Schedule 13D filing on December 13, 2002 are as follows:

   (i) On March 24, 2003, David J. Hall exercised share purchase warrants to acquire 400,000 shares of Common Stock at an exercise price of $0.18 per share;

(ii) On April 3, 2003 David J. Hall purchased 50,000 shares of Common Stock on the open market for $0.19 per share; and

(iii) On April 11, 2003 David J. Hall purchased 46,500 shares of Common Stock on the open market for $0.18 per share.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Outstanding Contracts

Item 7. Material to Be Filed as Exhibits

No Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003
Date

/s/ David J. Hall
Signature

David J. Hall
Name